

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Travis Meyer
President
Midwest Holding Inc.
8101 "O" Street, Suite S111
Lincoln, Nebraska 68510

> **Re:** **Midwest Holding Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 12, 2011**
> **File No. 000-10685**

Dear Mr. Meyer:

Our preliminary review of your registration statement indicates that you have failed to include financial statements that comply with Item 15 of Form 10 and Rule 8-02 of Regulation S-X. Specifically, your financial statements must be as of a date no earlier than September 30, 2011. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective on February 10, 2012. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: David J. Routh, Esq.
        Cline, Williams, Wright, Johnson & Oldfather, L.L.P.
        233 South 13th Street -1900 U.S. Bank Building
        Lincoln, Nebraska 68508